DIVIDEND AND INCOME FUND, INC.
11 Hanover Square
New York, NY 10005
www.DividendAndIncomeFund.com

VIA EDGAR

March 20, 2012

Mr. Larry L. Greene
Office of Disclosure and Review
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Responses to Comments on the Preliminary Proxy Statement of Dividend and Income Fund, Inc. (SEC File No. 811-08747)

Dear Mr. Greene:

On behalf of Dividend and Income Fund (“Fund”), set forth below are the comments that you provided to Fatima Sulaiman of K&L Gates LLP, by telephone on February 17 and March 5, 2012, concerning the Fund’s preliminary proxy statement which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 10, 2012, and the Fund’s responses thereto.  Your comments are set forth in italics and are followed by the Fund’s responses.  Defined terms used but not defined herein have the respective meanings ascribed to them in the preliminary proxy statement.

1.           Comment:  Confirm that the disclosure in the proxy statement when it is mailed to shareholders will meet the type size requirements of Rule 420 under Regulation C of the Securities Act.

Response:  We confirm that the disclosure in the proxy statement when it is mailed to shareholders will meet the type size requirements of Rule 420 under Regulation C.

2.           Comment:  Describe the rationale for filing a proxy statement on Schedule 14A in connection with the Reorganization, as opposed to filing a registration statement on Form N-14.

Response:  Form N-14 provides for registration of securities under the Securities Act of 1933 (“1933 Act”) to be issued in:  (i) a transaction of the type specified in Rule 145(a) under the 1933 Act (“Rule 145(a) transaction”); (ii) filed in a merger in which a vote or consent of the security holders of the company being acquired is not required under applicable state law; (iii) an exchange offer for securities of the issuer or another person; (iv) a public reoffering or resale of any securities acquired in an offering registered on Form N-14, or (v) two or more of the transactions listed in items (ii) through (v).

Mr. Larry L. Greene
U.S. Securities and Exchange Commission
March 20, 2012

The Reorganization will not be a transaction described in items (ii) through (iv) above.  Further, the Reorganization is not a Rule 145(a) transaction because it falls under the express exemption from the securities registration requirements set forth in section (a)(2) of Rule 145.  Section (a)(2) of Rule 145 in effect requires registration where shareholders are asked to vote or consent to:

[a] statutory merger or consolidation or similar plan or acquisition in which securities. . . held by such security holders will become or be exchanged for securities of any other person, unless the sole purpose of the transaction is to change an issuer’s domicile solely within the United States. . . [emphasis added]

This exception acknowledges that securities issued in transactions intended to effect a change in the issuer’s domicile need not be registered under the 1933 Act because this type of transaction does not require a new investment decision by security holders.  The Staff’s interpretive release on Rule 145 (1933 Act Release No. 5463, February 28, 1974), Illustration II(B) indicates that the exemption contained in Rule 145(a) would be applicable to a change in domicile effected by way of a merger, even if the merger also gave the surviving corporation a broader corporate purpose provision, authorized a new class of preferred stock, and eliminated preemptive and cumulative voting rights.

The policies underlying the exemption set forth in Rule 145(a)(2) have been applied broadly by the Staff in a series of no-action letters relating to reorganizations undertaken by registered investment companies.  In most of the letters where the requested relief was granted, a change in domicile was accompanied by a change in legal form.1  The Staff has also taken no-action positions in a number of cases where a change in domicile and in legal form was also accompanied by changes in the fund’s operating practices.2  The Staff has since advised that it will no longer respond to requests for no-action letters with respect to the circumstances under which an investment company reorganization will be considered exempt from securities registration requirements under Rule 145 “unless they involve novel or unusual issues.”3

1 See, e.g., Cigna Aggressive Growth Fund Inc. (pub. avail. February 15, 1985) (reorganizations of Maryland corporations into separate series of a single Massachusetts business trust); United Services Gold Shares, Inc. (pub. Avail. September 17, 1984) (reorganization of a Texas corporation and a Maryland corporation with five series of shares into separate series of a Massachusetts business trust); First Variable Rate for Government Income, Inc. (pub. avail. March 26, 1984) (reorganization of Maryland corporation into Massachusetts business trust).

2 See, e.g., American Business Shares, Inc. (pub. avail. July 23, 1975) (change from Delaware to Maryland corporation accompanied by change in name, fundamental investment objective and institution of policy requiring automatic redemption of small accounts, including a change from closed-end to open-end investment company status); Advance Investors Corp. (pub. avail. September 29, 1976) (merger of a free-standing closed-end fund incorporated in Delaware into an open-end shell incorporated in Maryland, including changes to the composition of the surviving corporation’s board of directors and appointment of a new administrator and distributor); and Midwest Income Investment Trust (pub. avail. October 9, 1980) (reorganization of Ohio corporation into a Massachusetts business trust, including changes to fundamental investment restriction and changes to investment policies).  The SEC Staff has agreed to take no action where changes in a fund’s capital structure and the voting rights of its shareholders were contemplated. See, e.g., Gradison Cash Reserves, Inc. (pub. avail. October 29, 1981) (reorganization of Maryland corporation into a Massachusetts business trust, including creation of a new series of shares, thus affecting the capital structure of the investment company and its shareholders’ voting rights).

3 Cigna Aggressive Growth Fund Inc. (pub. avail. February 15, 1985).

Mr. Larry L. Greene
U.S. Securities and Exchange Commission
March 20, 2012

In our view, the differences between the Fund’s Charter and Bylaws and the Trust’s Declaration of Trust and Bylaws are of no greater significance than those effected in the reorganizations that were the subject of the favorable Staff no-action positions cited above, or in the illustration discussed in the Release.  Following the Reorganization, the Fund will not need to register the shares of the Trust that it distributes to shareholders in proportion to the shares they currently own in the Fund.  The approval of shareholders for the Reorganization may therefore be obtained in a solicitation conducted pursuant to Regulation 14A under the 1934 Act, and such solicitation need not be accompanied by registration under the 1933 Act of shares to be issued in the Reorganization.

3.           Comment:  Please explain what voting by “plurality” means with respect to the vote required to re-elect the Director nominee.

Response:  The Fund has added disclosure to the effect that the term “plurality” means an excess of votes cast for the Director nominee over the votes cast for any other candidate.  Since there is only one nominee for Director, each share cast “FOR” the Director nominee will be counted toward the receipt of a plurality of votes.  Please note that the Fund had previously disclosed on page 2 of the proxy statement that neither abstentions nor broker non-votes, not being votes cast, will have any effect on the outcome of the shareholder vote.

Mr. Larry L. Greene
U.S. Securities and Exchange Commission
March 20, 2012

4.           Comment:  The Fund represents that the Delaware statutory trust organizational form has been increasingly used by funds seeking to have more flexibility with respect to their administration.  Confirm that the flexibility that the Fund will be afforded as a Delaware statutory trust will be on a ministerial level and that the Fund will not have increased flexibility with regard to its investments in certain securities.

Response:  The Fund confirms that the Delaware statutory trust form of organization will afford it with flexibility primarily with regard to its ministerial administration and will not affect the Fund’s implementation of its investment objectives and strategies.

5.           Comment:  Please confirm that any script used in connection with telephone or internet voting will be filed with the Commission.

Response:  The Fund confirms that any script used in connection with telephone or internet voting will be filed with the Commission.

6.           Comment:  Confirm that that there will be no material differences between the current investment advisory agreement and the new investment advisory agreement.

Response:  The Fund confirms that there will be no material differences between its current investment advisory agreement and the proposed new investment advisory agreement.  The investment advisory agreements will differ with respect to the references to the Fund’s domicile and their effective dates.

7.           Comment:  As required by Item 22(b)(3)(i)) of Schedule 14A, please provide more specific information regarding the Director nominee’s specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a Director for the Fund.

Response:  In response to your comment, the Fund has revised the disclosure on page 16 relating to the Director nominee’s specific experience, qualifications, attributes or skills as follows:

“In addition, the Board considered the nominee’s experience with financial, estate and insurance matters as a result of his former position as a financial representative with New England Financial.”

Mr. Larry L. Greene
U.S. Securities and Exchange Commission
March 20, 2012

8.           Comment: Revise the disclosure describing the process for identifying and evaluating nominees for Director, particularly with respect to whether the nominating committee (or the Board) considers diversity in identifying nominees for director, so that the disclosure complies with Item 407(c)(2)(vi) of Regulation S-K.

Response:  The requested revision has been made on page 20 of the proxy statement. Consistent with the requirements of Item 407(c)(2)(vi), the Fund has added disclosure stating that the nominating committee believes that the Board generally benefits from diversity of background, experience and views among its members; the Board considers diversity as a factor in evaluating the composition of the Board; and the Board has not adopted a policy with regard to the consideration of diversity in identifying Director nominees.

9.           Comment:  Add a statement that the Fund changed its fiscal year end from November 30 to December 31 as of September 14, 2011.

Response:  The Fund has added disclosure on page 23 of the proxy statement to state that its fiscal year end changed from November 30 to December 31 as of September 14, 2011.

10.         Please provide the deadline for the submission of shareholder proposals to be presented at the Fund’s annual meeting, other than shareholder proposals submitted pursuant to the SEC’s Rule 14a-8.

Response:  On page 24, we have provided the deadline for the submission of shareholder proposals to be presented at the Fund’s annual meeting, other than shareholder proposals submitted pursuant to the SEC’s Rule 14a-8.

11.         Please include a summary of the Share Limitations in the Trust’s Declaration of Trust in the summary of proposals in the proxy statement.

Response:  We have included a summary of the Share Limitations in the Trust’s Declaration of Trust on pages 4-5 of the proxy statement.

12.         Please confirm that the proxy statement discloses why the Share Limitations in the Trust’s Declaration of Trust will potentially benefit shareholders.

Response:  The Fund confirms that the proxy statement discloses why the Share Limitations in the Trust’s Declaration of Trust will potentially benefit shareholders.  The Fund notes that the discussion on pages 11-13 of the proxy statement explains how the Trust will have substantial capital loss carryovers from previous taxable years and unrealized capital losses in its current portfolio to offset future capital gains.  This discussion highlights how an “ownership change” in the Trust (as defined in Section 382 and 383 of the Internal Revenue Code) could potentially reduce the amount of the Trust’s capital gains that could be offset by such capital loss carryovers.  Further, the discussion notes that the Share Limitations are designed to prevent an “ownership change” so that Trust can preserve the advantage of its capital loss carryovers.  The Fund believes that this disclosure adequately informs shareholders of the potential benefits of the Share Limitations.

Mr. Larry L. Greene
U.S. Securities and Exchange Commission
March 20, 2012

The Fund also notes that the anti-takeover effects that the Share Limitations may have are similar to those that the Fund currently takes advantage of under Maryland law.  The Fund has added a discussion on page 13 of the proxy statement that highlights the similarities between the anti-takeover provisions under Maryland Law and the Share Limitations in the Trust’s Declaration of Trust:

“The Share Limitations may have an effect on the Trust similar to the effect of certain provisions the Fund currently takes advantage of under Maryland law, including those which have been enacted since the inception of the Fund, that make it more difficult for non-incumbents to gain control of the Board.  The overall effect of these provisions is to render more difficult the accomplishment of a merger with, or the assumption of control by a shareholder, or the conversion of the Fund to open-end status. These provisions may have the effect of depriving Fund shareholders of an opportunity to sell their shares at a premium above the prevailing market price by discouraging a third party from seeking to obtain control of the Fund.”

13.         Please discuss any potential or perceived conflicts of interest that may arise between the investment manager and the Trust by virtue of the Share Limitations in the Trust’s Declaration of Trust.

Response:  The Fund notes that the discussion on page 12 of the proxy statement states that Bexil Securities LLC (“Bexil”) currently is a Restricted Holder, and that it is anticipated that, effective on the consummation of the Reorganization, it will be recognized by the Trustees as a Restricted Holder and will be authorized to increase its percentage ownership of the Trust’s shares up to no more than 9.99%.  The Fund has added disclosure to page 12 of the proxy statement that discusses the conflicts of interest that may arise between the investment manager and the Trust by virtue of Bexil’s position as a Restricted Holder:

“Bexil Advisers, the Fund’s investment manager, is a subsidiary of Bexil Corporation, which, in turn, is the sole member of Bexil Securities LLC.  Accordingly, Bexil Securities LLC’s position as a Restricted Holder, and the implementation of the Share Limitations, could have the effect of making it more unlikely that another investment manager would be chosen to manage the Trust.  Bexil Securities LLC’s support of the Reorganization may therefore give rise to a conflict of interest between Bexil Advisers and the Trust by virtue of the fact that one of its affiliates will be a Restricted Holder if the Reorganization is consummated.”

Mr. Larry L. Greene
U.S. Securities and Exchange Commission
March 20, 2012

14.          Please disclose in the proxy statement that a change in ownership of the Trust may occur regardless of the Share Limitations in the Trust’s Declaration of Trust.

The Fund has included the following disclosure on page 13 of the proxy statement in response to the Staff’s comment:

“Despite the Share Limitations, there would still remain a risk that certain changes in relationships among shareholders or other events would cause the Trust to have an ownership change.  For example, an ownership change would occur if another investment company acquired the Trust in an equity structure shift (as defined under Section 382 of the Code).”

*           *           *           *           *

The Fund acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its proxy statement; (2) Staff comments or changes to disclosure in response to Staff comments in the proxy statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the proxy statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Larry L. Greene
U.S. Securities and Exchange Commission
March 20, 2012

Please contact Fatima Sulaiman at (202) 778-9082 if you have any questions regarding the foregoing.  Thank you for your attention to this matter.

Sincerely,

/s/ John F. Ramirez
Associate General Counsel

cc:          Thomas B. Winmill, Esq.
R. Darrell Mounts, Esq., K&L Gates LLP